Brian D. McCabe

(617) 951 7801

brian.mccabe@ropesgray.com

January 21, 2016

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attention: Christina Fettig

Re:	John Hancock Funds III (the “Trust”) - File No. 333-208612
Registration Statement on Form N-14

Dear Ms. Fettig,

On behalf of the Trust, we submit this letter in response to accounting comments received by telephone on January 5, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of John Hancock Strategic Growth Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of John Hancock Select Growth Fund, a series of the Trust (the “Acquired Fund”), with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on December 18, 2015, accession no. 0001133228-15-006444.

For convenience, we have summarized each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.

Securities and Exchange Commission	- 2 -	January 21, 2016

1.	Comment. Please provide supplementally the analysis required under North American Securities Trust[1] relating to the determination that the Acquiring Fund is expected to be the accounting survivor of the Reorganization.

Response. The Acquired Fund, the Acquiring Fund and their management believe that the Acquiring Fund is appropriately the accounting survivor of the Reorganization for the following reasons. For purposes of this analysis, the combined fund resulting from the Reorganization is referred to as the “Combined Fund.”

The general criteria that are applied to determine the proper accounting survivor are outlined in the “AICPA Accounting and Audit Guide for Investment Companies” (the “Guide”). The Guide states that the legal survivor normally is considered the accounting survivor of a fund combination, but that continuity and dominance in one or more of the following areas might lead to a determination that the fund legally dissolved should be considered the accounting survivor: (1) portfolio management; (2) investment objectives, policies and restrictions; (3) portfolio composition; (4) expense structure and expense ratios; and (5) asset size.

The Staff has taken the position that these same factors generally should be considered in determining which fund’s historical performance should be presented following a fund combination.2 In this connection, the Staff has stated that the survivor of a fund combination for accounting purposes generally will be the fund whose historical performance may be used by a new or surviving fund. In making the determination of which fund’s performance to use, the Staff has stated that “funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles.”3

Based on its review, management of the Acquiring Fund and the Acquired Fund determined that the Acquiring Fund will be the accounting survivor in the Reorganization. In this connection, management noted that:

(1)	The Acquiring Fund will be the legal survivor in the Reorganization and the Combined Fund will carry on its operations under the Securities Act of 1933, as amended (the “Securities Act”), and Investment Company Act of 1940, as amended (the “Investment Company Act”) registrations of the Acquiring Fund. Hence, under the Guide, the Acquiring Fund presumptively is the accounting survivor absent some compelling reason to the contrary.

(2)	The Acquiring Fund and Acquired Fund are currently managed by John Hancock Advisers, LLC (“JHA”) and the Combined Fund also will be managed by JHA. Accordingly, management of both Funds believes that this factor supports the presumption that the Acquiring Fund should be the accounting survivor.

1 SEC No-Action Letter (publicly available August 5, 1994).

2 Id.

3 Id.

Securities and Exchange Commission	- 3 -	January 21, 2016

(3)	John Hancock Asset Management a division of Manulife Asset Management (US) LLC (“JHAM”) currently serves as the subadvisor to the Acquiring Fund. After the Reorganization, the Combined Fund will continue to use the same investment format as the Acquiring Fund, in which discretionary management is vested in JHAM. The current portfolio managers and portfolio management team of the Acquiring Fund (David Chow, Curtis Ifill, W. Shannon Reid and Jay Zelko) will continue to manage the Combined Fund following the Reorganization.

Accordingly, the portfolio management of the Combined Fund will be the same as the Acquiring Fund prior to the Reorganization and, as a result, management believes this factor supports the presumption that the Acquiring Fund should be the accounting survivor.

(4)	The Combined Fund will be managed in accordance with the investment objective, policies and restrictions of the Acquiring Fund, which will remain unchanged following the Reorganization. Although there are a number of similarities in the investment objectives, policies and restrictions of the Acquiring Fund and the Acquired Fund, there are also several differences, and the Combined Fund therefore will resemble the Acquiring Fund more closely. Accordingly, management believes that this factor supports the presumption that the Acquiring Fund should be the accounting survivor.

(5)	The portfolio composition of the Combined Fund is expected to be substantially identical to that of the Acquiring Fund because the Combined Fund will be managed by the Acquiring Fund’s investment advisor and subadvisor in accordance with the Acquiring Fund’s investment objective, policies and restrictions in the same manner that it was prior to the Reorganization. Accordingly, management believes this factor supports the presumption that the Acquiring Fund should be the accounting survivor.

(6)	The existing classes of the Combined Fund following the merger will have expense structures and expense ratios similar or identical to those of the Acquiring Fund. The management fee of the Combined Fund is expected to be the same as that of the Acquiring Fund and lower than that of the Acquired Fund. The expense ratio of each of the Combined Fund’s share classes are expected to be similar to or lower than the total expense ratios of the Acquired Fund’s share classes, and in all cases will be closer to that of the Acquiring Fund than that of the Acquired Fund. Accordingly, given the continuity of the management fee and expense structures between the Acquiring Fund and Combined Fund, management believes this factor supports the presumption that the Acquiring Fund should be the accounting survivor.

Securities and Exchange Commission	- 4 -	January 21, 2016

(7)	As of September 30, 2015, the Acquiring Fund is substantially larger than the Acquired Fund. As of September 30, 2015, the Acquired Fund had approximate net assets of $360 million and the Acquiring Fund had approximate net assets of $1,780 million. Accordingly, management believes this factor strongly supports the presumption that the Acquiring Fund should be the accounting survivor.

Weighing all of the factors discussed above, management believes that these factors strongly support the conclusion that the Acquiring Fund is the presumptive accounting survivor, especially where: (a) the Acquiring Fund is the legal survivor in the Reorganization and the Combined Fund will carry on its operations under the Securities Act and Investment Company Act registrations of the Acquiring Fund; (b) the investment advisor, subadvisor, investment policies, and total expense ratios of each class of shares of the Combined Fund involved in the merger are substantially identical to those of the Acquiring Fund and are different in some respects from those of the Acquired Fund; and (c) the Acquiring Fund has substantially more assets than the Acquired Fund.

2.	Comment. In the letter to shareholders, please provide additional detail explaining the rationale for the Reorganization (e.g., concern over the declining assets under management of the Acquired Fund and/or the elimination of duplicative products).

Response. The letter has been revised to include the following language (without the underlining used below to indicate new text) under the heading “Merger of Select Growth Fund into Strategic Growth Fund:”

At John Hancock Investments, we are continually reviewing our lineup of Funds to ensure the delivery of value to our shareholders. Because each of Select Growth Fund and Strategic Growth Fund (each, a “Fund,” and together, the “Funds”) are currently pursuing substantially similar investment strategies, the merger is being proposed to promote efficiency by eliminating potentially duplicative product offerings and to promote economies of scale by combining the two Funds, which may reduce overall gross shareholder expenses in the future.

3.	Comment. In the letter to shareholders, the bulleted item “Solid historical performance” states that the “Strategic Growth Fund has outperformed your fund for the period since its inception on December 19, 2011.” Please confirm that each share class of the Acquiring Fund has outperformed each corresponding class of the Acquired Fund since its inception on December 19, 2011.

Response. The Trust confirms that each share class of the Acquiring Fund has outperformed each corresponding class of the Acquired Fund since its inception on December 19, 2011.

Securities and Exchange Commission	- 5 -	January 21, 2016

4.	Comment. Please explain supplementally the rationale employed in selecting the corresponding Acquiring Fund classes for shareholders of the Acquired Fund who will receive shares of a different class than they currently own.

Response. Holders of the Acquired Fund’s Class B, Class T and Class ADV shares will receive Acquiring Fund Class A shares, and holders of the Acquired Fund’s Class R1 and Class R3 shares will receive Acquiring Fund Class R2 shares because these are the share classes of the Acquiring Fund with expenses that most closely correspond to the expenses of such Acquired Fund shares.

5.	Comment. On the first page of the prospectus, under the heading “How the reorganization will work,” please revise the bulleted item “No sales charges will be imposed on shares of Strategic Growth Fund received by shareholders of Select Growth Fund” to clarify that the statement applies only to shares received in the Reorganization.

Response. The requested change has been made.

6.	Comment. Under the heading “Comparison of Fund Classes, Expenses, Advisory Arrangements, and Distribution Plans,” please compare the attributes of each class of the Acquired Fund against the corresponding class of the Acquiring Fund.

Response. The comparison of fund classes has been revised to compare the attributes of each class of the Acquired Fund to those of the corresponding class of the Acquiring Fund.

7.	Comment. In each instance in which the Registration Statement compares the expense ratios of the Acquired Fund’s share classes to the expense ratios of the corresponding share classes of the Acquiring Fund, please note, if applicable, that the reference is to such expense ratios “as restated to reflect current fees.”

Response. The requested change has been made.

8.	Comment. Please confirm supplementally that the statement “Expenses of the transaction will be borne pro rata by the Acquired Fund and the Acquiring Fund on the basis of their net assets at September 30, 2015. This amounts to $51,718 and 1.43 basis points and $0.002 per share for the Acquired Fund and to $255,127 and 1.43 basis points and $0.002 per share for the Acquiring Fund” is accurate with respect to each class.

Response. The Registrant has confirmed that the statement is accurate with respect to each class.

9.	Please explain supplementally the basis for the restatement of expenses in footnote (c) to the fee table.

Response. The Registrant supplementally confirms that the “other expenses” shown in the fee table have been restated to reflect a change in the allocation of state securities regulation (“blue sky”) fees and printing and postage fees from a class-level allocation by assets to a Fund-specific allocation based on asset levels. This change in methodology was approved by the Funds’ Trustees on September 26, 2014 and first reflected in the John Hancock Funds II Form N-1A post-effective amendment 146 (filed November 26, 2014), accession number 0001133228-14-004245.

Securities and Exchange Commission	- 6 -	January 21, 2016

10.	Comment. Please consider revising the lead-in to the fee table to clarify that expenses of the Reorganization to be borne by the Funds are not reflected in the fee table.

Response. The requested change has been made.

11.	Comment. Please consider revising the expense tables on pages 9-16 of the prospectus to include a line item for a small account fee and additional line items for “Service plan fee” and “Additional other expenses” to the extent such fees are included in the expense table of the prospectus for a share class.

Response. The Registration Statement has been revised to include the small account fee (where applicable), and the Trust notes supplementally that the “Service plan fee” and “Additional other expenses” information is appropriately included in the various Class R share expense tables, though the expenses are reported as “Service plan fee” and “Other expenses” without the overarching “Other expenses” header row.

12.	Comment. Please confirm that the contractual expense limitations disclosed in the Registration Statement will remain in effect for at least one year following the effective date of the Registration Statement, as required by Form N-14 and, if so, please revise the expiration date of the contractual expense limitations accordingly.

Response. The Registration Statement has been revised to be consistent with this comment.

13.	Comment. Please confirm supplementally that there will be no Class R5 shares of the Acquired Fund outstanding on the record date for determining the shareholders of the Acquired Fund entitled to vote on the Reorganization.

Response. The Trust anticipates that all of the Acquired Fund’s Class R5 shares will be redeemed prior to the record date for determining the shareholders of the Acquired Fund entitled to vote on the Reorganization.

14.	Comment. Please confirm supplementally that any fees waived in connection with the Acquired Fund’s expense limitations are not subject to recapture as a result of the Reorganization.

Response. The Trust confirms that any fees waived in connection with the Acquired Fund’s expense limitations are not subject to recapture as a result of the Reorganization.

15.	Comment. Please consider stating in the lead-in to the expense example tables on pages 17-19 of the prospectus that the examples for the Acquired Fund reflect the conversion of Class B shares to Class A shares after eight years.

Response. The Trust respectfully declines and notes that such disclosure is not required under Forms N-14 or N-1A.

Securities and Exchange Commission	- 7 -	January 21, 2016

16.	Comment. On page 20 of the prospectus, following the section entitled “Comparison of distribution plans,” please consider including a comparison of service fees.

Response. The Trust respectfully declines and notes that a comparison of service fees is included in the section “Comparison of expenses” for each of the “R” share classes that charge a service fee.

17.	Comment. On page 24 of the prospectus, under the heading “Board consideration of the Reorganization,” please include additional detail describing the various alternatives to the transaction that the board considered pursuant to factor (11): “possible alternatives to the Reorganization.”

Response. The Trust has revised the final sentence of the second paragraph under the heading “Board consideration of the Reorganization” to include the language below:

(11) possible alternatives to the Reorganization, including the possible liquidation of the Acquired Fund.”

18.	Comment. On pages 27-28 of the prospectus, please update the placeholder performance information for the period ending December 31, 2015.

Response. The data on pages 27-28 of the prospectus has been updated with final performance information as of December 31, 2015.

19.	Comment. On page 30 of the prospectus, under the heading “Further Information on the Reorganization,” the prospectus states:

“Between the shareholder meeting date of March 30, 2016 and the reorganization date of April 22, 2016, the Advisor expects to transition the Acquired Fund’s portfolio, which will likely include the sale of certain portfolio securities.”

Please provide the Staff supplementally with the percentage of the assets of the Acquired Fund that it is anticipated to be sold as a result of the Reorganization. Please note that, if the Trust anticipates that more than 5% of the Acquired Fund assets will be sold as a result of the Reorganization, it may, depending on the circumstances, be necessary to include in the Registration Statement “full” condensed pro forma financial statements rather than narrative pro forma financial statements. Please ensure that any narrative pro forma financial statements are consistent with the guidance set forth in the 2010/11 Investment Company Industry Developments Audit Risk Alert.

Response. Item 14 of Form N-14 requires that the Statement of Additional Information contain the financial statements and schedules of the acquiring company and the company to be acquired required by Regulation S-X. Rule 11-01 of Regulation S-X requires that pro forma financial information be furnished in the case of a business combination.

Securities and Exchange Commission	- 8 -	January 21, 2016

The preparation requirements regarding pro forma financials are stated in Rule 11-02 of Regulation S-X. Subsection (b)(1) of Rule 11-02 states in relevant part regarding the form and content of pro forma financials that “[i]n certain circumstances (i.e. where a limited number of pro forma adjustments are required and those adjustments are easily understood), a narrative description of the pro forma effects of the transaction may be furnished in lieu of the statements described herein.” Accordingly, this rule clearly provides that a narrative description of pro-forma adjustments may suffice in certain circumstances.

The Trust believes that the narrative description of the pro forma effects of the Reorganization as provided in the Trust’s Form N-14 is appropriate under this provision and meets Regulation S-X form and content requirements. In the case of the Reorganization, a limited number of pro forma adjustments would be made to the expenses and those adjustments are easily understood. In fact, the Trust believes that a narrative description would inform a shareholder of the pro forma effects more directly and clearly than would a lengthy full pro forma financial presentation.

Registered investment companies generate gross ordinary income from investments and incur expenses from operations; they also generate gains and losses from trading underlying securities. Most mutual fund financial statements and the related footnotes are relatively straight-forward. Because registered investment companies function as pass-through entities so long as they meet with certain conditions of the Internal Revenue Code, there is generally no income adjustment as a result of a pro forma combination of financial statements (i.e. the pro forma financial effects are simply A+B = A+B).

More specifically, the instructions and other adjustments that have an impact on pro forma financials typically include, among others:

▪ discontinued segments;

▪ amortization of goodwill and other intangible assets;

▪ depreciation and amortization of property plant and equipment;

▪ allocation of purchase price;

▪ income tax adjustments;

▪ adjustment for employees stock-based compensation; and

▪ inter-company revenues and cost of good/services.

These adjustments clearly relate and are intended to relate to operating companies and are of limited or no relevance to investment companies. In contrast to a registered investment company’s financial statements, an investor reviewing an operating company’s financials might not be able to ascertain certain pieces of information even if the individual financials conform to generally accepted accounting principles. The adjustments that typically impact pro forma financials do not apply to a registered investment company. In the case of a merger between registered investment companies, only expenses are affected. In the instant Reorganization, expenses will be reduced due to differences in contractual expense waivers and/or economies of scale. In this instance, the Trust believes that a narrative description would present shareholders with the anticipated expense adjustments more clearly than would a full presentation of pro forma financials. Operating expense adjustments are also clearly shown in the pro forma combined expense table included in the prospectus/proxy statement.

Securities and Exchange Commission	- 9 -	January 21, 2016

We note that Regulation S-X applies to a wide variety of registrants. Within the range of registrants that would be required to provide pro forma financials, mutual fund financials are relatively straight-forward with limited adjustments and for this reason, the Trust believes that a mutual fund merger is one of the few circumstances in which a narrative description of pro forma effects of the transaction would be appropriate.

The Adviser anticipates that portfolio holdings of the Acquired Fund that are not held by the Acquiring Fund, which represented approximately 70% of the Acquired Fund’s net assets as of September 30, 2015, would have been sold in connection with the Reorganization. The Adviser believes that the Acquiring Fund would have invested the proceeds of the sale of such Acquired Fund assets in the securities then held by the Acquiring Fund, and in the same proportions. The Adviser believes that narrative pro forma financial statements can convey this information more effectively and efficiently than a pro forma Schedule of Portfolio Investments as of September 30, 2015, which would presumably reflect this assumption. Accordingly, in response to your comment, the following sentence has been added at the end of the section entitled “Pro Forma Financial Information” in the Statement of Additional Information:

“The Adviser anticipates that portfolio holdings of the Acquired Fund that are not held by the Acquiring Fund, which represented approximately 70% of the Acquired Fund’s net assets as of September 30, 2015, would have been sold in connection with the Reorganization. The Adviser believes that the Acquiring Fund would have invested the proceeds of the sale of such Acquired Fund assets in the securities then held by the Acquiring Fund, and in the same proportions.”

The Trust is aware that some investment companies include full pro forma combined financial statements in Form N-14 registration statements covering fund reorganizations. The Trust also agrees that there is no question that such an approach is permissible. However, the Trust strongly believes for the reasons expressed above that this is not required and that the narrative approach taken is actually of more utility to shareholders considering the reorganization. Finally, the Trust also notes that this approach is not unprecedented. Among others, this approach has been taken in connection with the following N-14s: AIM Counselor Series Trust (INVESCO Counselor Series Trust), File No. 333-185977 (filed 1/11/2013); BlackRock Liquidity Funds, File No. 333-206288 (filed 10/26/2015) and Vanguard Tax-Managed Funds, File No. 333-193415 (filed 1/17/2014)

Securities and Exchange Commission	- 10 -	January 21, 2016

20.	Comment. On page 32 of the prospectus, please revise the capitalization table to include footnotes clarifying that the net assets and number of shares outstanding for Class A and Class R2 of the Acquiring Fund pro forma assuming the Reorganization include the Class A shares of the Acquiring Fund that would have been issued to Class B, Class T and Class ADV shareholders of the Acquired Fund and the Class R2 shares of the Acquiring Fund that would have been issued to Class R1 and Class R3 shareholders in the Reorganization, and the net assets attributable thereto.

Response. The requested changes have been made.

21.	Comment. Please either revise the Consent of Independent Registered Public Accounting Firm or include a reference to the accountant under the heading “Information Incorporated by Reference” and exclude the reference to the accountant under the heading “Pro Forma Financial Information.”

Response. The requested changes have been made.

Tandy

22.	Comment. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response. The Trust accepts responsibility for the adequacy and accuracy of the disclosure in the Registration Statement that is the subject of this letter. The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing. The Trust further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Brian D. McCabe

Brian D. McCabe

cc: Thomas W. Dee

Ariel Ayanna